Exhibit 99.1

Volvo: Issue of Bond Loan

STOCKHOLM, Sweden--(BUSINESS WIRE)-- Regulatory News:

Volvo Treasury AB (publ) (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) has decided to issue a EUR 80 million bond loan under its EMTN (Euro Medium Term Note) programme. The bond loan will be issued on November 29th, 2007 with a maturity on November 29th, 2010. The bond loan has a floating three month interest rate.

This information and a link to full details of the issue, including the reasons of the issue, is found on Volvo's web site http://www.volvo.com/group/global/en-gb/investors/bondholder_info/emtn _programme/

(Due to its length, this URL may need to be copied/pasted into your Internet browser's address field. Remove the extra space if one exists.)

According to the Swedish Securities Market Act (SFS 2007:528) Volvo Treasury AB (publ) has an obligation to make public the above information. The information was published on 28 November, 2007 at 13:30.

The Volvo Group is one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 100,000 people, has production facilities in 19 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Göteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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CONTACT:
AB Volvo
Christer Johansson, Investor Relations, +46 31 66 13 34